f4anl100716hcs.txt

Exhibit 99 Additional Information

As of July 20, 2010

     Valhi, Inc. ("Valhi"), Harold C. Simmons, Harold C. Simmons' spouse and

TIMET Finance Management Company ("TFMC") are the direct holders of approximately 83.0%, 2.1%, 0.6% and 0.5%, respectively, of the outstanding common stock of the issuer, NL Industries, Inc. ("NL").  Titanium Metals

Corporation ("TIMET") is the sole stockholder of TFMC.

     Valhi Holding Company ("VHC"), Annette C. Simmons, The Combined Master

Retirement Trust (the "CMRT"), Harold C. Simmons, NL Industries, Inc. ("NL"),

Contran Corporation ("Contran"), Valhi, Inc. ("Valhi"), COAM Company ("COAM")

and the Harold Simmons Foundation, Inc. (the "Foundation") are the holders of approximately 24.9%, 11.7%, 8.6%, 4.1%, 0.8%, 0.5%, 0.5%. 0.2% and less than

0.1%, respectively, of the outstanding shares of common stock of TIMET. NL's percentage ownership of TIMET common stock includes 0.3% directly held by a subsidiary of NL.

     VHC, TFMC, the Foundation, the Contran Amended and Restated Deferred

Compensation Trust (the "CDCT"), Harold C. Simmons, Harold C. Simmons' spouse,

the CMRT and Contran are the direct holders of 92.3%, 1.1%, 0.9%, 0.3%, 0.3%,

0.2%, 0.1% and less than 0.1%, respectively, of the common stock of Valhi.

Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of

100% the outstanding common stock of VHC. Contran is the holder of 100% of the outstanding common stock of Dixie Rice.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of

Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee,

or is held by Mr. Simmons or persons or entities related to Mr. Simmons.  As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts.  Mr. Simmons,

however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The Foundation directly holds less than 0.1% of the outstanding shares of

TIMET common stock and 0.9% of the outstanding Valhi common stock.  The

Foundation is a tax-exempt foundation organized for charitable purposes.  Harold

C. Simmons is the chairman of the board and chief executive officer of the

Foundation and may be deemed to control the Foundation.

     The CMRT directly holds approximately 8.6% of the outstanding shares of

TIMET common stock and 0.1% of the outstanding shares of Valhi common stock.

Contran sponsors the CMRT to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt.  Harold C. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Contran's board of directors selects the trustee and members of the trust investment committee for the CMRT.

Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.  He disclaims beneficial ownership of any shares held by the CMRT, except to the extent of his individual vested beneficial interest,

if any, in the assets held by the CMRT.

     The CDCT directly holds approximately 0.3% of the outstanding shares of the common stock of Valhi.  U.S. Bank National Association serves as the trustee of the CDCT.  Contran established the CDCT as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons.  If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due.  Pursuant to the terms of the CDCT, Contran (i)

retains the power to vote the shares of the issuer's common stock held directly by the CDCT, (ii) retains dispositive power over such shares and

(iii) may be deemed the indirect beneficial owner of such shares.

     Contran, Valhi and Southwest Louisiana Land LLC ("Southwest") directly hold all of the partnership interests of COAM.  Contran is the sole member of

Southwest

     Harold C. Simmons is the chairman of the board and chief executive officer of NL and the chairman of the board of each of TIMET, Valhi, VHC,

Dixie Rice, Southwest and Contran, and chairman of the board and chief executive officer of NL.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares of

NL common stock that Valhi and TFMC hold directly. However, Mr. Simmons disclaims beneficial ownership of the shares of NL common stock beneficially owned, directly or indirectly, by any of such entities.

     NL and a subsidiary of NL directly own 3,604,790 shares and 1,186,200 shares, respectively, of Valhi common stock.  As already discussed, Valhi is the direct holder of 83.0% of the outstanding shares of NL common stock.

Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that

NL and the subsidiary of NL own directly as treasury stock for voting purposes and for the purposes of this statement are not deemed outstanding.

     Harold C. Simmons' spouse is the direct owner of 292,225 shares of NL common stock, 21,115,875 shares of TIMET common stock and 203,065 shares of

Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such securities. Mr. Simmons disclaims beneficial ownership of all securities that his spouse holds directly.

     Mr. Harold C. Simmons is the direct owner of 1,000,200 shares of NL common stock, 7,422,787 shares of TIMET common stock and 313,183 shares of Valhi common stock.

     A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries are the grandchildren of his spouse, is the direct holder of 15,432 shares of TIMET common stock and 31,800 shares of Valhi common stock. Mr. Simmons, as co-trustee of this trust, has the power to vote and direct the disposition of the shares the trust holds. Mr. Simmons disclaims beneficial ownership of any shares that this trust holds.